Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                       April                                                                 2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date:	April 1, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE |	Stockholm, April 1, 2005

Electrolux annual report now on the Group’s web site

(ELUX) The Electrolux Annual Report for 2004 is available on the Group’s web site as of today, at www.electrolux.com/annualreport2004. The printed version is now being distributed and can also be ordered from Electrolux Investor Relations at +46 8 738 60 03.

The annual report includes comprehensive comments on vital strategic issues by the President and CEO and an extended section on corporate governance.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.